Exhibit 99.1

News Release

February 17, 2020

Turquoise Hill announces the submission of the Feasibility Study for the Tavan Tolgoi Power Plant Project

Turquoise Hill Resources today announced the submission of the Feasibility Study for the Tavan Tolgoi Power Plant (TTPP) Project to the Government of Mongolia by Oyu Tolgoi LLC.

Oyu Tolgoi LLC is obliged under the 2009 Oyu Tolgoi Investment Agreement (Investment Agreement) to secure a long-term domestic source of power for the Oyu Tolgoi mine. The Power Source Framework Agreement (PSFA) entered into between Oyu Tolgoi LLC and the Government of Mongolia on December 31, 2018 provides a binding framework and pathway for the construction of a Tavan Tolgoi-based power solution for the Oyu Tolgoi mine by June 30, 2023. The power plant would be majority-owned by Oyu Tolgoi LLC and situated close to the Tavan Tolgoi coal mining district located approximately 150 kilometres from the Oyu Tolgoi mine.

Oyu Tolgoi is currently sourcing power from China’s Inner Mongolian Western Grid via overhead power lines, via a back-to-back power purchase agreement with National Power Transmission Grid JSC (NPTG), the power importing entity, and the Inner Mongolian Power Company (IMPC).

The Tavan Tolgoi Power Plant (TTPP) Feasibility Study is based on a 300 MW coal fired power plant to be located in Tsogttsetsii soum of Umnugovi province, with a total project cost estimate of up to $924 million, pending consideration of certain amounts yet to be finalized such as government fees, licenses and certain reimbursements per the Tavan Tolgoi Investment Agreement.

It is anticipated that back-up power requirements will be provided by IMPC until such time as they can be provided within Mongolia. The project aligns with the Parliament Resolution No.73 (2018) and the government policies to develop a power plant at the Tavan Tolgoi coal fields.

Oyu Tolgoi LLC has made significant progress to develop a cost competitive and optimal solution for TTPP with a fully negotiated EPC contract that is now ready for signature. The current schedule targets two units of the TTPP to be operational by June 2024.

The existing PSFA specifies target dates for milestones to be achieved through mutual cooperation between Oyu Tolgoi LLC and the Government of Mongolia, several of which have now passed. In accordance with the Contingency Arrangements clause 7 4 a ii of the PSFA, Oyu Tolgoi LLC has given notice and is currently seeking a mutually acceptable alternative basis on which to proceed with securing long term domestic power supply for Oyu Tolgoi.

“Certainty of safe, reliable and stable long term power supply is fundamental to the development of an underground mining project like Oyu Tolgoi,” stated Ulf Quellmann, Chief Executive Officer of Turquoise Hill, “We will continue to work with the Government of Mongolia and Rio Tinto on behalf of all stakeholders to determine the preferred power solution for Oyu Tolgoi.”

Turquoise Hill Resources Ltd.	Suite 3680 1 Place Ville-Marie	Telephone + 1 514 848 1567	info@turquoisehill.com
turquoisehill.com	Montreal, Quebec, Canada	Toll Free + 1 877 589 4455
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Contact

Investors and Media

Roy McDowall

+ 1 514-848-1506

roy.mcdowall@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-Looking Statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements and information regarding the construction and timing of construction and operation of the Tavan Tolgoi Power Plant, the expectations set out in the Tavan Tolgoi Power Plant Feasibility Study, anticipated sources of power for the Oyu Tolgoi mine and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding the availability and timing of required governmental and other approvals for the construction of the Tavan Tolgoi Power Plant, present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver and projected gold, copper and silver grades, anticipated capital and operating costs, anticipated future production and cash flows, the status of the Company’s relationship and interaction with the Government of Mongolia on the continued operation, development of the Oyu Tolgoi mine and Oyu Tolgoi LLC internal governance. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, the risk that certain commercial uncertainties relating to the Tavan Tolgoi Power Plant may not be resolved, including with the Government of Mongolia, with respect to land rights, funding, back-up power, accession of Oyu Tolgoi to the TTPP Investment Agreement and the extension of the existing Electricity Purchase and Sale agreement between IMPC and NPTG; copper; gold and silver price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; the outcome of the definitive estimate review; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; litigation risks; regulatory restrictions (including environmental regulatory restrictions and liability); Oyu Tolgoi LLC’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; communications with local stakeholders and community relations; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including strikes, blockages or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

Turquoise Hill Resources Ltd.	Suite 3680 1 Place Ville-Marie	Telephone + 1 514 848 1567	info@turquoisehill.com
turquoisehill.com	Montreal, Quebec, Canada	Toll Free + 1 877 589 4455
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Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s Annual Information Form dated as of March 13, 2019 in respect of the year ended December 31, 2018 (the “AIF”) as supplemented by our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2019 (MD&A).

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF and in the MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Turquoise Hill Resources Ltd.	Suite 3680 1 Place Ville-Marie	Telephone + 1 514 848 1567	info@turquoisehill.com
turquoisehill.com	Montreal, Quebec, Canada	Toll Free + 1 877 589 4455
	H3B 3P2		3